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                            January 25, 2021

       Wayne-Kent A. Bradshaw
       Chief Executive Officer
       Broadway Financial Corporation
       5055 Wilshire Boulevard, Suite 500
       Los Angeles, CA 90036

                                                        Re: Broadway Financial
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed January 19,
2021
                                                            File No. 333-252185

       Dear Mr. Bradshaw:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Griffith at 202-551-3267 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance